Exhibit 12.1

Pinnacle West Capital Corporation
Computation of Earnings to Fixed Charges
($000’s)

	Three
	Months	Twelve Months Ended
	Ended	December 31,
	3/31/2004	2003	2002	2001	2000	1999
Earnings:
Income From Continuing Operations	$29,768	$230,576	$206,198	$327,367	$302,332	$269,772
Income Taxes	15,627	105,560	132,228	213,535	194,200	141,592
Fixed Charges	58,465	235,658	219,651	211,958	202,804	194,070

Total	$103,860	$571,794	$558,077	$752,860	$699,336	$605,434

Fixed Charges:
Interest Expense	$50,356	$204,590	$187,512	$175,822	$166,447	$157,142
Estimated Interest Portion of Annual Rents	8,109	31,068	32,139	36,136	36,357	36,928

Total Fixed Charges	$58,465	$235,658	$219,651	$211,958	$202,804	$194,070

Ratio of Earnings to Fixed Charges (rounded down)	1.77	2.42	2.54	3.55	3.44	3.11